CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the nine month period ended July 31, 2011

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the three and nine month periods ended July 31, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of September 13, 2011, and compares its financial results for the three and nine month periods ended July 31, 2011 to the previous periods. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s unaudited consolidated financial statements for the period ended July 31, 2011 as well as the audited consolidated financial statements for the year ended October 31, 2010. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars. The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Pampa el Toro property, the Minnesota Iron/Titanium properties and the Carbon Creek Metallurgical Coal property;

  the ability of the Company to convert portions of the existing resource at Carbon Creek into the Measured & Indicated categories the ability of the Company to increase the global resource at Carbon Creek by including additional coal seams in the resource estimation;

  the potential for the expansion of the estimated resources at Pampa el Toro;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources at its mineral properties;

  the timing and cost of the planned future exploration programs at the Minnesota Iron/Titanium and Carbon Creek Coal properties, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 2
  the potential for further upgrading of the concentrate from Pampa el Toro and the potential for the commercial production of pig iron from Pampa el Toro concentrate;

  the potential for the commercial recovery of titanium and vanadium from the slag resulting from the processing of Pampa el Toro concentrate to make pig iron;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; and

  the Company’s ability to negotiate acceptable option/joint venture agreements for some or all of its “non-core” properties.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of commodities, and iron ore, coal, vanadium and titanium in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at the Minnesota Iron/Titanium and Carbon Creek Coal properties;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Carbon Creek Coal property;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 3
  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from any operation at Pampa el Toro, and Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As the Company meets the definition a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

     The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 4

1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

     In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

     Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at September 13, 2011.

RESULTS OF OPERATIONS

Background

Cardero Resource Corp. is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See “Risk Factors”).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 5

Exploration Activities

General

Through 2011 Cardero is focussed on the migration from high-risk, early-stage grassroots exploration projects and will focus on bulk commodities such as metallurgical coal and iron, where it can add value through identification and acquisition of advanced projects.

In recent years, Cardero's focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero's wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA.

In keeping with bulk-commodity focus, on June 1, 2011, Cardero completed the acquisition of all of the issued securities of Coalhunter Mining Corporation (“Coalhunter”), a private British Columbia company which controls the Carbon Creek Metallurgical Coal deposit in north-eastern British Columbia, Canada, and is proceeding with an aggressive work program as outlined below.

Cardero’s current strategy, is to seek to option-out or joint venture all of its “non-core” assets, allowing the Company to focus on its coal and iron ore projects. Cardero is also actively assessing and seeking to acquire interests in a number of mineral exploration properties which are prospective for iron ore and coal. At the present time, it is focusing its activities in Minnesota (United States), British Columbia (Canada), and Ghana (Africa) where it has established subsidiaries and the infrastructure to enable it to actively work in such countries. The Company, through its subsidiaries, holds, or has or is negotiating the right to acquire interests in, mineral properties in these countries. However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.

Property	Total Costs to October 31, 2010	Total Costs to July 31, 2011	Estimated Fiscal 2011 Expenditures(1)
Pampa el Toro Iron Sands, Marcona, Peru	$10,254,095	$11,792,418	$2,000,000
Minnesota Iron-Titanium Projects, USA	$2,869,892	$3,554,508	$1,000,000
Carbon Creek Metallurgical Coal Project, BC, Canada	$3,138,691	$57,421,477	$4,000,000

Note:	1.

This amount represents the estimated exploration expenditures for fiscal year ending October 31, 2011 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter ended July 31, 2011 and to September 13, 2011, the Company was primarily focussed on the Carbon Creek Metallurgical Coal deposit, including preparations for the field program and the beginning of the field program in August, completing the drilling programs for the Longnose and TiTac properties, and promoting the Pampa el Toro Iron Sands program as a viable project for the production of iron ore concentrate and/or pig iron to serve the needs of the People’s Republic of China (“PRC”), together with its ongoing efforts to investigate and evaluate additional potential acquisitions.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 6

Carbon Creek Metallurgical Coal Deposit, British Columbia, Canada

On June 1, 2011, the Company completed the acquisition of all of the issued and outstanding shares of Coalhunter not already owned by the Company.

Coalhunter, now a wholly owned subsidiary of the Company, has successfully negotiated agreements to explore and, if warranted, develop, the Carbon Creek Metallurgical Coal deposits in the Peace River Coal Field located in the northeast region of British Columbia.

Coalhunter has received regulatory approval to commence the 2011 field program which began in mid-August. The program is primarily aimed at continued definition drilling as well as collection of feasibility-level engineering and environmental data.

The program will include approximately 14,000 metres of core (46 holes) and rotary (19 holes) drilling as well as 3,000 metres of large diameter core drilling for coal quality analysis. The 2011 program is designed to upgrade all deposit-related data to feasibility level. Highlights of work proposed to be completed in 2011 are outlined below:

Resource Definition Drilling - data collection to update the existing NI 43-101 resource estimate:
o	Aiming to convert portions of the existing resource into the Measured & Indicated categories
o	Intending to increase the global resource by including additional coal seams in the resource estimation
Geological Studies - collection of surface, structural and drillhole data to enhance the current geological model
Coal Analysis & Marketing - obtain a large coal sample from drill core for coal quality analysis to:
o	Determine clean coal product specifications
o	Estimate potential market and pricing
Engineering Studies - Undertake detailed work for inclusion in feasibility-level mine design, including:
o	Geotechnical studies to fully assess surface and underground mining ground conditions utilizing consulting engineers and advanced down-hole geophysical methods
o	Hydrogeological assessment of fault structures and groundwater conditions
Environmental Baseline - data will be collected over the coming 12 months designed to meet and exceed regulatory requirements for environmental baseline data
Stakeholder Engagement - ongoing consultations with stakeholders, including First Nations’ groups

The Company estimates that the 2011 program will cost approximately $10 million and will take approximately 5 months to complete. Results will be released as they are received, compiled and interpreted.

Longnose and Titac Iron Titanium Projects, Minnesota, USA

In May, 2011 the Company completed the exploration program recommended in the NI 43-101 technical report dated January 27, 2011 entitled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” prepared by EurGeol Keith J. Henderson, P.Geo (the Company’s Vice-President, Exploration) and Stephen (Jayson) Ripke, QP, MMSA (the Vice-President, Technical, of Cardero Iron Ore Management (USA) Inc.) (the “Minnesota Report”). Readers are encouraged to review the Minnesota Report, which is filed on SEDAR at www.sedar.com.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 7

During the quarter and to the date of this MD&A the Company received the final drill results from the 2011 winter drilling program at Longnose and Titac and has completed its interpretation and analysis of those results.

Longnose Project

Cardero completed an initial six-hole drill program in 2010 (984.4 metres). In 2011, Cardero completed an additional 9 holes (2,526.2 metres) and collected sufficient data to complete a resource estimate (Figure 1). Results have been received for the final drillholes LNG-012 to LNG-015 (Table 1). Drilling results demonstrate that the main mineralized intrusion at Longnose is a thick, laterally continuous intrusion of iron-titanium oxide-bearing ultramafic rocks and is open to the southeast.

LNG-012 was drilled vertically from the same platform as LNG-011 (157.6m of 19.3% TiO2; news release dated April 11, 2011) to test the down dip extension of the mineralization.  At 177m it intersected massive oxide mineralization that continued for 91m (19.1% TiO2 and 51.3% Fe2O3).  This hole demonstrates that mineralization remains open to the south east.  LNG-013 was drilled 165m to the west of LNG012, in order to test the SW extent of the intrusion.  Mineralized feldspar peridotite was intersected from 15m to 82m, grading 19.5% TiO2 and 33.8% Fe2O3.  LNG-014 was drilled 130m to the north of LNG012 with a dip of -45 towards the NW.  The hole intersected pyroxenite at 178m and encountered intermittent local oxide mineralization throughout and to the base of the hole.  Continuation of the intrusion to the southeast of drillhole LNG-009 (news release dated April 11, 2011) was tested with drillhole LNG-015.  Excellent mineralization was intersected at 118m depth over 110.2 metres thickness: 20.2% TiO2 and 31.3% Fe2O3.

Table 1: Final 2011 Longnose Drill results

Drillhole		From	To	Thickness	Weighted Average (%)
		(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
LNG-012		176.6	267.0	90.4	19.1	51.3	-
LNG-013		14.8	81.4	66.6	19.5	33.8	0.2
	incl.	48.0	81.4	33.4	21.9	36.4	0.2
LNG-014		286.5	315.2	28.7	14.1	32.3	-
LNG-015		118.6	229.5	110.9	20.2	31.3	0.2
	incl.	118.6	189.3	70.7	21.8	33.7	0.2

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 8

Figure 1: Drillhole locations at the Longnose Ferro-Titanium deposit

Titac Project

Cardero completed two final drillholes on the Titac south zone (511 metres) (Figure 2, Table 2).  The drillholes were designed to test the north-eastern extent of the sub-vertical intrusion and corresponding mineralization.  TTC-031 was drilled towards the NW at a dip of -45 degrees, and intersected multiple pyroxenite and peridotite dykes containing weak mineralization.  Five separate intersections of the ultramafic units were encountered in TTC-032 (-50 to the NE), with local strong mineralization (6.7m of 21.7% TiO2 and 35% Fe2O3).

Table 2: TiTac Drill results

Drillhole	From	To	Thickness	Weighted Average (%)
	(m)	(m)	(m)	TiO2%	Fe2O3%	Cu %
TTC-031	140.5	168.9	28.3	13.6	31.7	0.2
	214.4	228.9	14.5	14.6	26.6	0.2
TTC-032	99.1	114.6	15.5	15.3	36.2	0.3
	77.1	83.8	6.7	21.7	35.0	0.3

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 9

Figure 2: Drillhole locations at the TiTac Ferro-Titanium deposit

SRK Consulting of Vancouver, Canada has been retained to prepare an independent NI 43-101 resource estimate for Titac South and Longnose, and estimates the completion of the NI 43-101 resource estimate prior to the end of 2011.

Pampa El Toro Iron Sands Project, Peru

The Company’s Pampa el Toro Iron Sands project now comprises 5 concessions (3,600 hectares in 2 areas) held under option from an arm’s length private Peruvian company. The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Pampa de Pongo iron deposit. The Company did not carry out any field work during the quarter or to the date of this MD&A.

During the quarter and to the date of the MD&A the Company continued to promote the Pampa el Toro program as a viable project for the production of iron ore concentrate and/or pig iron to serve the needs of steelmakers located in the PRC.

At the present time, the Company is actively engaged in negotiations to secure a partner who can help move the project to a commercial stage and, although the Company is presently in discussions with interested entities (including conducting property visits), there can be no assurance that it will be able to do so.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 10

Baja IOCG, Mexico

The Company has produced a comprehensive data room, which is being reviewed by various companies under confidentiality agreements with the Company. The Company anticipates engaging in negotiations to secure a joint venture partner in the near future, but there can be no certainty that it will be able to do so or that it will be successful in entering into a joint venture agreement regarding the property.

Corrales and Santa Teresa Projects, Mexico

The Company has optioned its Corrales and Santa Teresa zinc-lead-silver projects in Mexico to Ethos Capital Corp. (“Ethos”). Ethos has advised that, with respect to the Santa Teresa property, an initial exploration program, to consist of detailed and property-scale geological mapping to further refine the mineral deposit model, is proposed but that no schedule for such work program has yet been determined. With respect to the Corrales property, Ethos has advised it is assessing the results of the initial percussion drilling program carried out in 2010, but no decision as to any follow-up work program has yet been concluded.

Organullo Project, Argentina

On September 9, 2011, the Company entered into an option/joint venture agreement with Artha Resources Corporation (“Artha”), whereby an Argentinean subsidiary of Artha can earn a 55% working interest in the Organullo property, and thereafter form a joint venture with Cardero Argentina S.A., a wholly owned subsidiary of the Company.

The option agreement (which is subject to TSX Venture Exchange acceptance on behalf of Artha) provides that Artha has the option to earn a 55% working interest in the Organullo property by incurring an aggregate of USD 1,500,000 in exploration expenditures over three years (USD 250,000 by September 9, 2012) and by issuing an aggregate of 350,000 common shares in the capital of Artha, also over three years (50,000 shares within 15 days of TSXV acceptance). Upon Artha having earned its initial 55% interest, the Company has the right to maintain its 45% interest through pro rata funding of exploration expenditures going forward. Alternatively, the Company may choose to be diluted down to a minimum interest of 10%, at which point its interest will be converted to a 2% NSR royalty.

The Company understands that Artha currently proposes to carry out drill program at the Organullo property in late 2011 or early 2012.

Los Manantiales (Mina Angela) Project, Argentina

On December 3, 2008, Hochschilds Mining Holdings Limited terminated its option to acquire an interest in the project, and returned all interest in the property to the Company. The Company is still awaiting receipt of all the data generated by Hochschilds in connection with its activities on the property as required by the option agreement. However, several attempts to secure such data have been unsuccessful. The Company is seeking a joint venture partner to continue work on this property.

Minas Pirquitas Project, Argentina

Artha has advised that it is currently in the process of finalizing community access agreements so that an initial 2,500m drilling program can be initiated on the Noeilla Breccia and Pirquitas NW prospects, where surface work and IP geophysics have defined 2 targets ready for drilling. Further information will be released as received from Artha.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 11

Qualified Person(s) and Quality Control/Quality Assurance

EurGeol Keith Henderson, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for the mineral property disclosure in this MD&A. Mr. Henderson is not independent of the Company, as he is an employee and holds incentive stock options.

The work programs on the Company’s non-optioned properties other than Pampa el Toro are designed and are supervised by Mr. Henderson, either alone or in conjunction with independent consultants. Mr. Henderson and such consultants, as applicable, are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the various projects rigorously collect and track samples which are then sealed and shipped to ALS Chemex for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, Peru, the United States, and Ghana. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of the Pampa el Toro Iron Sands project in Peru and the Carbon Creek Coal property in British Columbia, with no known resources and or known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There are no known reserves and, other than on the Pampa el Toro Iron Sands Project and the Carbon Creek Metallurgical Coal Project, there are no known resources, on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 12

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Recent market events and conditions: From 2007 into early 2010, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in 2010/11, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 13
  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Company’s common shares (“Common Shares”), which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In 2010/11, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters: The acquisition of title to mineral properties in Mexico, Peru and Argentina is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 14

and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted, the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina and Peru, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk. Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 15

disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Peru, Argentina, Mexico and the United States. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 16

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican and Argentinean pesos and Peruvian nuevo soles. The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 17

accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 18

capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Financial Results of Operations

In the nine months ended July 31, 2011, the Company incurred net loss of $2,333,960 or $(0.04) per share compared to net income of $44,116,452 or $0.75 per share for the nine months period ended July 31, 2010, and during the three month period ended July 31, 2011, the Company had a loss of $3,824,274 or $(0.05) per share as compared to a loss of $4,092,028 or $(0.07) per share for 2010.

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 19

financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Nine months ended July 31, 2011 compared to nine months ended July 31, 2010

The significantly higher income in the period ended July 31, 2010 over that ended July 31, 2011 was due to the payments received of $93,607,400 (USD 88,000,000) from the sale of Pampa de Pongo property, which have been recognized in other income of the comparative period, net of related property costs of $635,895 and transaction costs of $4,345,904 and before applicable income taxes. There was no comparable income during the period ended July 31, 2011.

The Company’s general and administrative costs were $5,857,153, compared to $6,846,409 in 2010. The 14% decrease are in due to changes in the following expense categories:

  Amortization increased to $71,142 (2010 - $51,522), primarily due to the increased amortization from the acquisition of Coalhunter and the relocation of the Company’s Vancouver office in April 2011;

  Bad debts of $ Nil (2010 - $104,835) was due to the Company’s subsidiary in Mexico writing off VAT receivables in the prior period;

  Consulting fees of $993,808 (2010 - $1,379,268) includes $15,135 (2010 - $217,132) of stock- based compensation (“SBC”). It decreased as a result of the fees paid to consultants hired on the sale of Pampa de Pongo property, which has no comparative impact for the current year period, offset by an increase due to the acquisition of Coalhunter;

  Corporate development of $508,870 (2010 - $267,577), increased mainly due to advertising fees paid to increase the coverage of the Company’s activities;

  Insurance of $77,593 (2010 - $134,629), declined primarily due to a decrease in the Directors & Officers insurance premiums and an increase in recoveries from other companies operating out of the Company’s offices for reimbursement of office related insurance;

  Investor relations decreased to $535,121 (2010 - $604,468) mainly due to decreased SBC, which was $294,066 (2010 - $371,965);

  Office costs of $577,027 (2010 - $705,569), declined primarily due to increased recoveries from other companies operating out of the Company’s offices;

  Professional fees of $617,567 (2010 - $678,236) decreased slightly due to less activity in the Company’s foreign subsidiaries thus leading to lower legal costs in the current period;

  Property evaluations of $540,524 (2010 - $192,665) increased, primarily due to the ongoing maintenance costs of $223,675 incurred on the Company’s Baja IOCG project, which had been previously written down while the Company continues to seek joint venture partners;

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 20
  Regulatory and transfer agent fees increased to $113,374 (2010 - $69,631), primarily as a result of increased filing requirements due to the acquisition of Coalhunter;

  Salaries and benefits decreased to $1,635,593 (2010 - $2,528,965), primarily due to the decrease in SBC year over year to $348,095 (2010 - $682,901) and fact that there have not yet been any employee bonuses paid in the current year, while there were employee bonuses paid in the prior year period; and

  Travel expenses increased to $186,534 (2010 - $129,044) as result of management’s increased efforts to expose the Company to new investors.

The Company earned $356,523 interest income in the current period, principally from the $8,064,000 loan to Trevali Mining Corporation (“Trevali”), compared to an interest expense of $156 in the prior period.

The Company incurred $Nil write-off in the resource properties in the current period versus $8,480,288 in prior period. The write-off of the Baja IOCG project in Mexico in the prior period was as a result of disappointing exploration results in 2010.

During the nine month period, the Company realized gain of $4,983,827 from the sale of International Tower Hill Mines Ltd. (“ITH”) (592,700 shares) and Trevali (790,000 shares) common shares, compared to a realized gain of $298,609 from the sale of ITH (24,000 shares), Trevali (155,000 shares) and Dorato Resources Corp. (“Dorato”) (60,000 shares) common shares in the prior period. The Company also recorded $90,500 of unrealized gains on held-for-trading investments in Ethos Capital Corp. compared to $12,500 in the prior period. The unrealized gains on warrants of Trevali and Abzu Gold Ltd. (“Abzu”) in the current period was $298,789 versus unrealized gains on warrants of Trevali and Wealth Minerals Ltd. of $206,583 in the prior period. These changes are due to market fluctuations which are entirely outside of the Company’s control.

Foreign exchange losses of $1,884,934 (2010 - $3,506,735) decreased as the Company’s exposure to the volatility of its US dollar holdings declined commensurate with its reduced comparative cash position.

Three months ended July 31, 2011 compared to three months ended July 31, 2010

General and administrative expenses decreased by 42% (2011 - $1,864,840, 2010 - $3,223,172), primarily due to the undernoted variances that occurred in the individual categories:

  Amortization increased to $29,060 (2010 - $17,942), primarily due to the increased amortization from the acquisition of Coalhunter and the relocation of the Vancouver office;

  Consulting fees of $403,602 (2010 - $646,832) includes $Nil (2010 - $162,574) stock-based compensation. It decreased as a result of the fees paid to consultants hired on the sale of Pampa de Pongo property, which has no comparative impact for the current year offset by an increase due to the acquisition of Coalhunter;

  Corporate development of $99,738 (2010 - $76,535), increased mainly due to advertising fees paid to increase the coverage of the Company’s activities; and

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 21
  Insurance of $22,465 (2010 - $44,795) declined primarily due to a decrease in the Directors & Officers insurance premiums and an increase in recoveries from other companies operating out of the Company’s offices for reimbursement of office related insurance;

  Investor relations decreased to $134,913 (2010 - $264,814), primarily due to a decrease in SBC from $162,575 in the prior period to $51,913 in the current period;

  Office costs decreased to $156,047 (2010 - $276,478) primarily due to increased recoveries from other companies operating out of the Company’s offices;

  Professional fees of $180,973 (2010 - $212,739) decreased slightly due to less activity in the Company’s foreign subsidiaries thus leading to lower legal costs in the current period;

  Regulatory and transfer agent fees increased to $45,542 (2010 - $12,075) primarily as a result of increased filing requirements due to the acquisition of Coalhunter; and

  Salaries and benefits decreased to $487,238 (2010 - $1,479,689) primarily due to the decrease in SBC year over year to $Nil versus $335,986 charged in the comparative period. The Company also recovered increased salaries of $173,372 (2010 - $113,143) from the geological services provided to other companies operating out of the Company’s offices.

Other items showed an income of $515,116 in the current quarter versus a loss of $447,733 in the comparable quarter of 2010. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Interest income of $165,254, principally from the loan to Trevali, versus an interest income of $426 in the comparative quarter;

  The Company incurred $Nil write-off in the resource properties in the current period versus $299,546 in prior period. The write-off of the Baja IOCG project in Mexico in the prior period was as a result of disappointing exploration results in 2010;

  Realized gains from the sale of available-for-sale investments were $2,474,833 (2010 - $Nil) resulting from the current period sale of 428,800 shares of ITH;

  The unrealized loss on derivative investments (warrants) was $1,442,320 (2010 – unrealized gain of $73,685). For the current period the loss was caused by decrease in the value of Trevali warrants and Abzu warrants; and

  An increase in the loss on equity investments of $454,307 (2010 - $20,124).

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 22

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past three fiscal years:

Fiscal 2011

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$42,158	$149,111	$165,254
Gain (loss) on resource property	-	-	-
Gain on sale of investments	2,196,898	312,096	2,474,833
Net income (loss)	4,349,493	(2,859,179)	(3,824,274)
Net income (loss) per share	0.07	(0.05)	(0.05)
Comprehensive income (loss)	$21,444,911	$11,126,777	$(6,730,082)

Fiscal 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$411	$(993)	$426	$192
Gain (loss) on resource property	89,406,016	(780,415)	(891,388)	(7,056)
Gain on sale of investments	136,092	162,517	-	641,042
Net income (loss)	62,261,575	(14,053,095)	(4,092,028)	834,517
Net income (loss) per share	1.06	(0.24)	(0.07)	0.01
Comprehensive income (loss)	$69,081,221	$(11,456,150)	$(6,854,748)	$11,404,744

Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Total revenue	$7,131	$5,446	$(135)	12,133
Gain (loss) on resource property	-	-	8,731,350	(133,695)
Gain on sale of investment	660,103	1,722,356	-	335,795
Net income (loss)	(2,997,821)	193,054	4,391,076	(1,840,937)
Net income (loss) per share	(0.05)	0.00	0.08	(0.03)
Comprehensive income (loss)	$1,400,502	$(671,416)	$6,506,293	$2,895,749

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. In addition, results in fiscal 2010 were significantly influenced by the one-time sale of the Pampa de Pongo property. While the Company may seek, in the future, to sell some or all of the interests in other of its mineral properties, the timing and potential effect of any such sale is impossible to predict. The write-off

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 23

of mineral properties can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting SBC charges which can be significant when they arise. The payment of employee bonuses, being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. With the exception of the interest generated from the loan to Trevali (a one-off event), the variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. Over the past fiscal year, the Company has also successfully generated operating funds through the sale of certain of its investments, which have significantly increased in value since their acquisition. However, such returns are subject to fluctuations in the market for the shares of the companies in which the Company has invested, and therefore there can be no assurance that the Company will continue to be able to generate significant additional funds through the liquidation of its investments. In addition, the Company can raise funds through the sale of interests in its mineral properties (as, for example, with the sale of the Pampa de Pongo project) which raised $88,372,433 net of costs).

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its mineral properties, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at July 31, 2011, the Company reported cash and cash equivalents of $8,245,994 compared to $52,264,003 at October 31, 2010 and $5,823,196 as at October 31, 2009. The change in cash over the period is comprised of funds used in investing activities of $4,505,396 (principally from the purchase of investments), less $39,043,119 ($25,601,634 relating to income tax payable on the sale of Pampa de Pongo and $8,417,490 loaned to Kria Resources Ltd. (now a wholly owned subsidiary of Trevali)) used in operations and $1,185,618 provided by financing activities due to proceeds from shares issued. As at July 31, 2011, the Company had working capital of $17,640,238 compared to working capital of $26,549,076 at October 31, 2010 and $3,803,620 at October 31, 2009.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru, Argentina and Ghana, all of the Company’s cash reserves are on deposit with major financial institutions or invested in

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 24

Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have not been any material changes in the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations as disclosed in its MD&A for the period ended July 31, 2011, except that, by virtue of the acquisition of Coalhunter, the Company is therefore responsible for the balance of the option/acquisition payments to be made under the property agreements with respect to the Carbon Creek Metallurgical Coal deposit. The remaining payments under these agreements are as follows:

1.

A payment of $5,000,000 is payable within 4 months of the issuance of certain coal tenure licenses by the Province of British Columbia (which payment the Company anticipates will be due in the first quarter of the fiscal year ending October 31, 2012), together with the concurrent issuance of 400,000 common shares (originally, 500,000 Coalhunter common shares);

2.	A payment of $2,500,000 is payable on or before December 30, 2011 with respect to a coal lease option agreement; and

3.	A payment of $2,500,000 is payable on or before December 30, 2011 with respect to a coal joint venture agreement.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

(a)	Due to related parties

During the periods ended July 31, 2011 and 2010, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	July 31, 2011	July 30, 2010

Consulting fees	$67,500	$97,500
Professional fees	$61,875	$66,431
Investor relations	$-	$1,450

At July 31, 2011, there was $8,030 (October 31, 2010 - $7,700) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 25

(b)	Due from related parties

Amounts due from related parties are comprised as follows:

	July 31, 2011	October 31, 2010 (audited)

Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali	$158,170	$78,227
Wealth	298,306	305,871
Dorato	207,831	143,193
Indico	11,723	468,819
Abzu	35,154	208,345
IMM	18,805	18,820
ITH	7,038	11,185
Balmoral	15,461	4,207
Directors, employees and other	47,527	122,883

	$800,015	$1,361,550

The Company recovered $973,252 during the period ended July 31, 2011 (July 31, 2010 - $601,160) in rent and administration costs from Wealth, ITH, Dorato, Indico, Trevali, Balmoral, Abzu, Corvus and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(c)	Loan receivable

The Company entered into a loan agreement with Kria whereby the Company advanced Kria $8,064,000 (the “Loan”) to fund the USD 8,000,000 property payment due by Kria to Xstrata Canada Corporation (“Xstrata”) on or before January 16, 2011 under the terms of the revised Halfmile and Stratmat property purchase agreement dated July 15, 2009, between Kria and Xstrata. The Loan bears interest at 10% per annum, calculated monthly, not in advance and shall be repayable on or before January 14, 2012. As security for the Loan, Kria has granted in favour of the Company a first charge, mortgage and security interest over all its assets and undertakings. In connection with the Loan, Kria issued to the Company 6,400,000 common share purchase warrants of Kria (the “Bonus Warrants”). Each Bonus Warrant entitles the holder to acquire a common share of Kria at an exercise price of $0.25 until January 14, 2012. On April 7, 2011, Trevali acquired Kria and the 6,400,000 Kria bonus warrants were exchanged to 1,280,000 Trevali warrants on 5:1 exchange ratio and are now exercisable at $1.25. The interest rate of the Loan was retroactively reduced to 8% to be calculated monthly, and not in advance. Accrued interest of $353,490 is included in the loan balance presented.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 26

(d)	Related parties

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company that is the major shareholder (67%) of IMM. The Company has a 15% interest in IMMG, a subsidiary of IMM. This transaction was approved by the Company’s audit committee and Board of Directors (other than Mr. Fitch, who abstained from voting in each case). The Company considered the collectability of advances totalling $468,099 to IMMG to be doubtful and, accordingly, wrote them off during the year ended October 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Koripampa, for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property and the Corongo Property.

The presidents of MMC and Cardero Argentina provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating/negotiating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 27

CHANGES IN ACCOUNTING POLICIES

There have been no changes in the Company’s accounting policies since November 1, 2010, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at July 31, 2011 was $8,245,994 of which $1,751,681 was held in US, Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at July 31, 2011 were normal course business items that are settled on a regular basis. The Company’s investments in ITH, Corvus Gold Ltd., Trevali, Abzu, Wealth, Indico and Dorato are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos Capital Corp. is classified as “held-for-trading” for accounting purposes. All resource related investments in warrants are classified as held-for-trading and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations.

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at July 31, 2011 as required by Canadian and US securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of July 31, 2011, the disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 28

personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on November 1, 2010 and ended on July 31, 2011, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

General

The Canadian Accounting Standards Board has confirmed that, effective on January 1, 2011, IFRS replaced Canadian Generally Accepted Accounting Policies (GAAP) as the basis for accounting for publicly accountable enterprises. The first period reported under IFRS by the Company will be the three month period ended January 31, 2012 and the Company’s first fiscal year end date under IFRS will be the fiscal year ending October 31, 2012.

The change from Canadian GAAP to IFRS will be a significant undertaking and may have significant effects on the Company’s accounting, internal controls, disclosure controls and financial statement presentation.

The Company commenced transition plan development in November 2009. The Company has determined its preliminary IFRS policy decisions and significant expected accounting differences, based on an analysis of the current IFRS standards, and the following section outlines each of these. As the conversion work continues, additional differences between Canadian GAAP and IFRS may be identified. As a result, these accounting policy choices may change prior to the adoption of IFRS by the Company on on November 1, 2011. Although the Company has identified key accounting policy differences, the impact of these differences to its financial statements has not been determined at this time. Decisions with respect to accounting policy changes, outlined below, may change once management has quantified and thoroughly analyzed the effects of such changes and has presented them for final review and approval by the Company’s Audit Committee.

First-time Adoption of IFRS (IFRS 1)

In the first year of transition to IFRS, a company is allowed to elect certain exceptions from IFRS in order not to apply each IFRS on a retrospective basis. IFRS 1 has certain mandatory exemptions as well as limited optional exemptions. Based on analysis to date, the Company expects to apply the following optional exemptions under IFRS 1 that will be significant in preparing the financial statements under IFRS:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 29
  Business Combinations – A company may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 “Business Combinations” or to apply an optional exemption from applying IFRS 3 to past business combinations. The Company will elect, on transition to IFRS, to apply the optional exemption such that transactions entered into prior to the transition date of November 1, 2010 will not be restated.

  Share-Based Payments – A company may elect not to apply IFRS 2 “Share-Based Payments” to equity instruments which vested before the transition date to IFRS. The Company will elect, on transition to IFRS, to apply the optional exemption such that equity instruments which vested prior to the transition date of November 1, 2010, will not be restated.

IFRS to Canadian GAAP differences

The following is the preliminary difference between the Company’s Canadian GAAP accounting policies and the policy choices available under IFRS. Based on analysis to date, management believes they may not be material:

Share-based payments – Canadian GAAP allows certain policy choices in the calculation of stock based compensation. The Company currently amortizes grants in their entirety on a straight-line basis over the vesting term. IFRS standards require each tranche in the grant to be amortized over its respective vesting period. As a result of these changes, share-based compensation expense will be accelerated under IFRS. In addition, unvested options at November 1, 2011 will be revalued under IFRS, with consequent adjustments to opening retained earnings. The Company currently vests options at the date of the grant.

Additional Impacts of Adopting IFRS

The Company has determined that the main impact of IFRS on the Company will involve a significant increase in note disclosure as well as certain presentation differences.

Current IFRS Transition Work

  The Company is now quantifying the known differences between IFRS and Canadian GAAP.

  The Company’s finance group is continuing its education program to increase its understanding of IFRS.

  The Company will continue to review all proposed and continuing IFRS amendments by the various regulatory bodies and update or revise the project plan accordingly to ensure it accomplishes a timely and efficient transition to IFRS.

  The Company’s IFRS conversion project is currently on target to meet the changeover date of November 1, 2011.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 30

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at July 31, 2011:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	83,034,504(1)	$107,207,624

As at September 10, 2011:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	83,054,104(1)	$107,237,122

(1)

These numbers assume that the 312,300 common shares purchased by the Company under its normal course issuer bid, which commenced June 16, 2010 and expired on June 15, 2011 (“NCIB”), will be cancelled and returned to treasury (which process is now underway).

2.	Options Outstanding:

As at July 31and September 10, 2011:

Number	Exercise Price	Expiry Date

1,000,000	$ 1.30	September 11, 2011
360,000	$ 1.31	December 1, 2011
500,000	$ 1.41	February 2, 2012
1,485,000	$ 1.16	July 29, 2012
1,125,000	$ 1.16	August 11, 2012
100,000	$ 1.28	September 8, 2012
1,000,000	$ 1.83	January 28,2013
280,000(2)	$ 0.06	June 1, 2013
100,000(2)	$ 0.16	June 1, 2013
320,000(2)	$ 0.31	June 1, 2013
980,000(2)	$ 0.38	June 1, 2013
349,143(2)	$ 0.44	June 1, 2013

7,599,143

(2)	Former Coalhunter incentive stock options.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 31

3.	Warrants Outstanding:

As at July 31, 2011, the following warrants were outstanding:

Number	Exercise Price	Expiry Date

448,000	$ 0.63	December 17, 2011
240,000	$ 0.06	March 1, 2012
5,600	$ 0.16	March 29, 2012
12,600	$ 0.16	April 6, 2012
120,000	$ 0.06	May 20, 2012
336,000	$ 0.38	June 14, 2012
120,000	$ 0.06	June 15, 2012
70,000	$ 0.44	September 22, 2012
1,600,000	$ 0.50	June 1, 2013
240,000	$ 0.13	January 12, 2013
240,000	$ 0.13	May 29, 2013

3,432,200(3)

(3)	Former Coalhunter warrants.

At September 10, 2011, the following warrants were outstanding:

Number	Exercise Price	Expiry Date

428,840	$ 0.63	December 17, 2011
240,000	$ 0.06	March 1, 2012
5,600	$ 0.16	March 29, 2012
12,600	$ 0.16	April 6, 2012
120,000	$ 0.06	May 20, 2012
336,000	$ 0.38	June 14, 2012
120,000	$ 0.06	June 15, 2012
70,000	$ 0.44	September 22, 2012
1,600,000	$ 0.50	June 1, 2013
240,000	$ 0.13	January 12, 2013
240,000	$ 0.13	May 29, 2013

3,412,600(2)

(3)	Former Coalhunter warrants.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Nine month period ended July 31, 2011	Page 32

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.